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                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            SCHEDULE 13D

                       FMS FINANCIAL CORPORTION
                           (Name of Issuer)

                              COMMON STOCK
                     (Title of Class of Securities)

                             302509104
                           (CUSIP Number)

                   Tom Topley, Corporate Secretary
             Sunset and Salem Roads, Burlington, NJ  08016
                           Tel. 609 386 2400
          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                           FEBRUARY 23, 2000
          (Date of Event which Requires Filing of this Statement)

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                                  SCHEDULE 13D

CUSIP No. 302509104

1.   Name of Reporting Person
     S.S. or IRS Indentification No. of Above Person

     Frances E. Yates         ###-##-####
     Edward Arthur Ackerman   ###-##-####


2.   Check the Appropriate Box if a Member of a Group.
     (No check mark here)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (See Instructions)

     PF, BK, WC, OO

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
     (No check mark here)

6.   Citizenship or Place of Organization

     United States of America

7. Number of Shares Beneficially Owned by each Reporting Person with sole voting power

     Frances Yates     387,000 shares
     Edward Ackerman    60,000 shares


8.   Shared voting power
     148,200 shares

9.   Sole dispositive power

     Frances Yates     387,000 shares
     Edward Ackerman    60,000 shares

10.  Shared dispositive power
     148,200 shares


11.  Aggregate amount Beneficially Owned by Each Reporting Person

     595,000 shares

12.  Check if the aggregate amount in row (11) excludes certain shares

     (no check mark here)

13.  Percent of Class represented by amount in Row (11)
     8.2%

14.  Type of reporting person

     IN

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Item 1.   Security in Issuer.
          -------------------

          Common Stock of FMS Financial Corporation
                          3 Sunset Road
                          Burlington, New Jersey 08016


Item 2.   Identity and Background.
           ------------------------



           I.  (a)  Frances E. Yates

               (b)  11 Norumbega Drive
                    Camden, ME  04843

               (c)  Nutritionist

               (d)  No convictions in any criminal proceedings.

               (e) No violations of federal and state securities laws; no findings, judgments, decrees or final orders concerning federal and state securities laws.

               Frances E. Yates is a citizen of the United States of America

               (a)  Edward A. Ackerman

               (b)  11 Norumbega Drive
                    Camden, ME  04843

               (c)  Writer

               (d)  No convictions in any criminal proceedings.

               (e) No violations of federal and state securities laws; no findings, judgments, decrees or final orders concerning federal and state securities laws.

               Edward A. Ackerman is a citizen of the United States of America

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Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          All funds used in the purchase of shares by Frances E. Yates, and her children Lucas Ackerman and Russell Ackerman have been from the personal funds of the individuals named above. These funds were in the amount of $1,740,945.12.

          The funds used in the purchase of shares by Edward A.
          Ackerman have been from a personal bank loan acquired from Camden National Bank of Camden, Maine in the amount of $100,000. An additional sum of $76,000 was borrowed on margin from Smith Barney. The total dollars invested by Ned Ackerman in FMS Financial Corporation was $229,237.

          The aggregate total amount expended for the purchases reported here is $1,970,182.12.


Item 4.   Purpose of Transaction
          ----------------------

          All shares of FMS Financial Corporation owned by the reporting persons are held as long term investments.

Item 5.   Interest in Securities of Issuer
          --------------------------------

     (a) Reporting person Frances E. Yates is the direct owner of 384,000 shares of Issuer's common stock. These shares are held either directly or in street name in reporting person's investment accounts. Frances E. Yates has sole power to direct the voting and the disposition of these shares.

          In the past 60 days, reporting person Frances E.Yates has purchased 22,800 shares of FMS Financial Corporation in her personal account.

          Reporting person Frances E. Yates and her nephew Roy Yates are trustees for the Lucas and Russell Ackerman Trust dated
          December 1, 1980. This Trust has purchased 14,700 shares of Issuer's common stock. These shares are held either directly or in street name in the 1980 Trust account. Reporting person Frances Yates or Roy Yates has power to direct the voting or disposition of these shares.
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          The 1980 Trust account purchased no new shares in the past 60 days.

          Reporting person, Frances E. Yates is custodian for Lucas Ackerman personal stock account and Russell Ackerman personal stock account and purchased a total of 600 shares of FMS Financial Corporation on March 16, 1994 in the amount of $13,986.36. These shares are held either directly of in street name, and Frances Yates has power to direct the voting or disposition of these shares.

          Reporting person, Frances E. Yates and her nephew Roy Yates are trustees with attorney Arthur Strout of Rockland, Maine in an independent account titled F.E. YATES TRUST US 9 JUNE 1989 for the benefit of Lucas and Russell Ackerman. This trust account purchased 1000 shares of FMS Financial Corportaion on August 25, 1994 in the amount of $23,208.13; 4,000 shares of FMS Financial Corporation on October 6,1994 in the amount of $96,515.67; and 3,000 shares of FMS Financial Corporation on October 7, 1994 in the amount of $72,420.13.

          My husband, Edward A. Ackerman is the direct owner of 60,000 shares of Issuer's common stock. These shares are held either directly or in street name in the investment account of Edward A. Ackerman. He has sole power to direct the voting and dispostion of those shares.

          Edward A. Ackerman disclaims beneficial ownership of any shares other than the 60,000 shares he owns.

          Reporting person, Frances E. Yates disclaims beneficial ownership of any shares other than the 595,800 shares of issuer disclosed above.

          The family represented by Frances Yates, Edward Ackerman, Russell Ackerman, and Lucas Ackerman, together own 8.2% of Issuer's common stock.

          No other persons have any rights or powers relative to the reporting persons' holding of the shares of issuer, nor to any of the proceeds or dividends deriving from the holdings.


Item 5.  (e)  (does not apply)
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Item 6.   Contracts, Arrangements, Understandings or Relationships with
          -------------------------------------------------------------
          Respect to Securities of Issuer.
          --------------------------------
          There are no contract, arrangements, understandings, or relationships of any kind between the reporting person and any other persons or parties with regard to these holdings.

Item 7.   Material to be Filed as Exhibits
          --------------------------------
          No material is filed as exhibit hereto.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    May 10, 1999              Frances E. Yates

          May 10, 1999              Edward A. Ackerman